Our Code of Business Conduct

Because it matters.

Your worldwide training partner of choice

CAE

Our Code of Business Conduct
Because it matters.

At CAE, our short- and long-term success depends, in large part, on how each of us behaves.

Because it matters, we support each other in being:

•       Fair, trustworthy and respectful

•       Law-abiding, accountable and transparent

•       A champion of integrity and of this Code of Business Conduct

•       Courageous in promptly reporting violations

Table of Contents

Our Code of Business Conduct Because it matters.

Table of Contents

Message from our CEO

Our vision

Our values

One CAE

Empowerment

Innovation

Excellence

Integrity

About our Code of Business Conduct

Who’s in charge of ethics at CAE?

When faced with an ethical issue

Reporting a breach: It’s our duty

Playing fair

Business courtesies

Bribes and other improper payments

Conflicts of interest

Unfair competition

Insider trading

Political donations

Respecting each other

Equal opportunity

Did you know that…

Harassment

Sexual harassment

Communicating with external stakeholders

Ensuring a safe workplace

Occupational health and safety

Taking care of the environment

Helping keep the skies safe

Working with governments

Government contracts

Government inquiries

Classified government information

Protecting our intellectual property

Protecting our intellectual property

Respecting confidentiality and privacy

Using CAE property responsibly

Computer systems

Internet, intranet and email

Complying with import/export controls

Keeping contracts and records in order

Getting help interpreting the Code

Conflicts of interest

Employee issues

Insider trading

Legal matters

Media inquiries

Suspected breach  of the Code

Message from our CEO

If you’re like me, you want to feel  proud to tell people you work  at CAE. Part of what fuels this pride is knowing that our words, decisions and actions are beyond reproach. This means holding ourselves and each other accountable to the highest standards of integrity, honesty and ethics. It also means having the wisdom and courage to do the right thing.

Our world may be increasingly complex, but the values and principles we uphold at CAE are straightforward and timeless. Old-fashioned principles like treating others as you would want   to be treated. Abiding by the law. Competing fairly. And behaving honourably.

What we do, and how we do it, matters. It’s at the heart of our reputation. An unethical means never justifies the end, no matter how advantageous the end goal may appear to be for you or CAE.

So please read this Code but don’t stop there. Make sure you live  it too! And when something doesn’t quite feel right and you’re still not sure what to do, don’t agonize over it alone. Reach out. Talk to someone. And know that there’ll be no punitive consequences for speaking up.

Remember, we are One CAE and, together, we are stronger. Let’s support each other in always adhering to our value of integrity and standing up for what’s right.

Because it matters.

Marc Parent
President and Chief Executive Officer

Our vision

Every day around the world, we work toward achieving CAE's vision. Adhering to our Code of Business Conduct reinforces both our reputation and our ability to achieve this vision.

Our vision is to be the recognized global training partner of choice to enhance safety, efficiency and readiness.

Our values

Our five values are the essence of our identity. They bring our vision to life and define what we strive for. They guide our decisions and drive our culture’s evolution. A strong and healthy culture motivates employees and reassures stakeholders including our communities and investors.

One CAE

We’re proud to work as one passionate, boundaryless and inclusive team with one common goal: to create success for all stakeholders, whether they’re employees, customers or shareholders. We know that we accomplish more together than each on our own. That’s why we embrace diversity and strive to create a work environment where all employees are valued, respected and safe. We promote employee well-being by focusing on employee recognition, development and having fun.

Empowerment

We give employees the freedom to succeed by enabling them to deliver, take initiative and make decisions at their level with personal accountability. With our can-do attitude, we’re empowered to find solutions for our stakeholders—customers, colleagues and shareholders—in order to deliver on our commitments.

Innovation

Thinking outside the box got us far and will get us even further, because we continually look for creative solutions in everything we do. Each of us makes sure to stay alert, agile and adaptable so as to quickly spot opportunities that can drive growth, success and continuous improvement. For us, innovation is not a department; it’s a state of mind.

Excellence

We aim to be the very best at every level of everything we do. Employees, customers and shareholders know they can depend on us because we never give up. To achieve excellence on a continuous basis, we’re proactive in terms of leadership, planning, execution and long-term vision. We have a winning mindset: not only do we fulfill our customer needs on time, on budget and always with the best quality, but we anticipate and go beyond.

Integrity

Since our business is built on trust, we adhere to the highest moral standards. Integrity is at the core of everything we do because it makes us a better team, provides confidence to our stakeholders, reinforces loyalty, courage and resilience, and creates a sense of community. We believe in clear, truthful communication: we tell the good so that we can celebrate together, and the bad so that we can learn together. Customers, employees and shareholders all deserve honesty, transparency and responsiveness.

About our Code of Business Conduct

Because it matters, we help each other work and live honourably by being role models of ethical decisions and behaviour.

Our success rises or falls with our ability to consistently meet the highest standards of ethical behaviour. That’s why integrity is among our corporate values. Acting with integrity, honesty and respect are musts if, as employees, we want to thrive both personally and professionally.

This Code of Business Conduct lays out the behaviour we accept and expect from the Board of Directors and all employees of CAE Inc. and our wholly-owned and controlled subsidiaries. This includes any individuals seconded to joint-venture companies as well as all agents, representatives, contractors and consultants working on our behalf. That’s why it’s important to select suppliers and partners who share our values.

Our Code complements, but doesn’t override, our existing policies and standard practices as well as all laws governing our business activities. It spells out what to do when diverse situations arise that could put our own individual and/or CAE’s ethics and integrity at risk.

Who’s in charge of ethics at CAE?

We all are.

While our Compliance and Human Resources teams manage the Code, each of us is responsible for adhering to it and making sure others do as well. It’s also our duty to speak up when we believe a breach has occurred or is about to occur.

Our behaviour strongly influences the way other people act. So if one person does the right thing, others usually follow suit. Employees also take cues from management. That’s why we expect all our executives and managers to be role models of impeccable ethics and integrity.

“ When it comes to ethical behaviour, silence is never golden. I urge every employee to speak up when something doesn’t feel right. If we all do this, we’ll be able to continue attracting the best talent, offering industry-leading products and services and earning everyone’s trust. ”

Marc Parent
President and Chief Executive Officer

When faced with an ethical issue

We ask ourselves four simple questions when facing an ethical grey zone:

Does this decision comply with our Code?
Would this decision appear ethical to any stakeholder inside or outside CAE?
Would I want this decision becoming public knowledge?
Am I ready to stand behind this decision?
Yes
Not sure
No
Proceed
If the answer is "yes" to all four questions, then it's more than likely safe to proceed.
Ask for guidance
If the answer is "I'm not sure" to any of the questions, then we immediately ask our manager or supervisor, or someone in the Compliance, Human Resources or Legal department for guidance.
Stop
If the answer is "no" to any of the questions, then we stop right there as we and/or CAE could face serious consequences.

Reporting a breach: It’s our duty

At CAE, we have the courage to speak up.

If we truly believe that a violation of the Code has occurred or is about to occur, we have an obligation to disclose it, knowing that our confidentiality will be protected.

We can report a breach by:

Telling our manager or supervisor
Making an anonymous report on the EthicsPoint system at www.ethicspoint.com or calling the EthicsPoint toll-free hotline at 1-866-294-9551
Contacting someone in the Compliance, Human Resources or Legal department

After filing a report on EthicsPoint, we need to wait up to six business days before returning to the system to see if there are any follow-up questions or requests.

Our Compliance and Human Resources departments receive the information and treat it seriously, fairly and in strict confidentiality. They also take prompt action based on what they learn. Significant allegations are cascaded up to the CEO and the Board of Directors’ Governance Committee.

Any supervisor who directly or indirectly intimidates or punishes an employee who reports a potential breach of the Code in good faith, is subject to disciplinary action up to and including dismissal.

To learn more, see “Internal Reporting/Whistleblowing” in our Corporate Policies and Procedures.

“ We won’t tolerate any punitive action against anyone who, in good faith, asks a question or submits an allegation of non-compliance with our Code of Business Conduct. ”

Mark Hounsell
General Counsel, Chief Compliance
Officer and Secretary

Playing fair

We know that playing fair is the only way to feel truly proud of our achievements.

We abide by all anti-corruption and anti-bribery laws everywhere we operate. This is non-negotiable.

Business courtesies

We contact the Compliance team if we’re not sure whether a gift or entertainment could be construed as a bribe in a particular country.

We always use sound judgement and the utmost caution when giving or receiving business courtesies. We only use gifts, meals, entertainment, travel and lodging to build relationships and goodwill; never to influence decisions or gain an unfair advantage.

We ensure that any courtesy-related expense is reasonable and transparent. A lavish gift or hospitality could easily be interpreted as giving or taking a bribe. We also make sure that we understand the local laws and customs, which can be even stricter than in our native country.

I received a gift from a customer that I know I can’t accept. What should I do?

Politely explain our policy and then give the gift back to the customer. If returning a gift has the potential of harming our business relationship with a customer, your supervisor can approve keeping the gift, which can then be shared with co-workers, used for employee recognition or donated to a charity.

Bribes and other improper payments

Offering or receiving any kind of bribe may cost us our job, a large fine and even jail time

Whether it involves a customer, supplier or anyone else, including another CAE employee, we never offer or take any kind of improper payment to get or keep business or in exchange for favourable treatment. This includes direct or indirect payments to a relative, government official, agent, consultant, business partner or employee of another company.

Even in countries where bribes, kickbacks, facilitation payments or commissions are an accepted way of doing business, we refuse to play this game. This means we only work with foreign representatives who are known for their integrity and we immediately report any sign of commercial corruption or bribery.

May I accept a business meal from a supplier?

At CAE, employees may accept the occasional inexpensive meal from suppliers. Before accepting, think about whether or not agreeing to the meal will affect or give the appearance of affecting your impartiality. If you’re in the midst of a negotiation with the supplier, politely decline the invitation. If you’re not sure what to do, speak with your manager.

Conflicts of interest

We speak with our supervisor if we think we might have a conflict of interest at work.

Conflicts of interest can occur any time our financial interests or personal relationships influence the decisions we make on the job. Examples include working with family members or having a significant investment in a CAE supplier, customer or competitor’s business. It’s crucial to avoid even the appearance of a conflict between our personal interests and those of CAE. That’s why we promptly discuss a potential conflict of interest with our supervisor and, together, find a solution that resolves the situation.

We just hired an employee who very recently worked for a CAE competitor. May I ask the employee for information about our competitor?

Never ask a former employee of one of our competitors to share information, such as trade secrets and other confidential information, that the person is legally bound not to reveal. Always speak with our Legal department before asking the employee any questions about his/her former employer’s business.

Unfair competition

It’s against the law to fix prices or allocate customers or sales territories with our competitors.

We comply with all laws governing competition everywhere we operate. This means we avoid all agreements with competitors on prices, terms of sale, bid rigging and boycotts. We also never discuss sensitive or proprietary information with them regarding our prices, profits, terms of sale, costs, production capacity, strategies, procurement or goods and services to be produced or sold.

We ensure that our dealings with customers, suppliers and competitors are fair, honest and transparent. We never coerce or strong-arm anyone into doing anything. We also respect our customers and suppliers’ freedom to conduct business as they see fit.

We always make sure that we understand the local competition laws before doing anything that might restrict or hamper fair competition.

To learn more about improper payments, courtesies, conflicts of interest and unfair competition, see " Anti-Corruption " in our Corporate Policies and Procedures.

I ran into an old college friend at a trade show who works for one of our competitors. She asked me how business was going. What should I do?

Say something general and high level such as “things are going well.” Keep in mind that simply having a conversation with a competitor can appear to be improper.

Insider trading

Trading on or 'tipping' inside information to others may cost us our job, a large fine and even jail time.

We never use or disclose inside (non-public) information for personal gain or to benefit another person or company. Passing on inside information, or trading in or recommending the purchase or sale of CAE or other company securities based on this information, is both illegal and in violation of our policy.

Examples of material inside information include potential acquisitions or divestments, internal financial information, major product developments, winning or losing a significant contract, or any important financing transaction related to CAE, its suppliers and customers.

We wait for full public disclosure of this information before sharing it. Information is considered public when it has been officially and broadly disseminated and investors have had sufficient time (usually two business days) to evaluate it.

To learn more, see “Insider Trading” in our Corporate Policies and Procedures.

My family and friends often ask me about CAE and whether they should buy stock. I usually tell them what I know about our business and suggest they buy stock. Is this okay?

Acting on or sharing inside information or ‘tips’ is strictly prohibited whether or not this non-public information results in someone buying or selling stock or benefitting from it in any way. In such situations, both of you run the risk of being liable for violating securities laws.

Political donations

None of our companies makes donations to political parties, politicians or political candidates, unless approved by Public Affairs and Global Communications and compliant with applicable legislation. As employees, we’re free to pursue political affiliations and activities as long as we do so on our own time and refrain from using company assets for such activities.

To learn more, see “Charitable Donations and Sponsorships” and “Lobbying and Political Contributions” in our Corporate Policies and Procedures.

Respecting each other

We know that everyone’s dignity and empowerment matter too.

Our beliefs, assumptions, words and actions impact our coworkers and, ultimately, shape our culture. Each of us has a role to play in making CAE a dignified and harassment-free place for all to work. That’s why we consistently treat each other with respect and vigorously oppose any form of discrimination or harassment.

Equal opportunity

At CAE, our goal is to be an employer of choice. Through our employment policies and practices, we seek to recruit, develop, reward and retain employees based on merit, ability and performance. Discrimination, intimidation or harassment based on any personal trait is not tolerated. Neither is any political coercion or bullying.

Did you know that…

CAE defines sexual harassment as any kind of physical contact, remarks, insults, jokes and comments of a sexual nature; unsolicited demands for sexual favours; or any intimidation, reprisal, unjust treatment, denial of promotion or dismissal resulting from a refusal to grant these favours.

Harassment

Empowerment is one of our core values. All forms of violence or harassment, whether physical, sexual or psychological, seek to disempower people and are not tolerated at CAE. We’re committed to ensuring that our employees, consultants, suppliers and customers feel safe, respected and valued.

Sexual harassment

Every allegation of sexual harassment is treated with seriousness, sensitivity and confidentiality. If we believe that we’re being sexually harassed at work, Human Resources can guide us on how to proceed.

When necessary, CAE calls on the Legal department and outside lawyers to help investigate allegations of human rights violations including harassment of any kind. If the allegations are found to be true, the individuals involved face disciplinary action up to and including dismissal.

To learn more, see “Human Rights” and “Harassment’ in our Corporate Policies and Procedures.

Communicating with external stakeholders

Because it’s so easily tarnished, a company’s public image needs to be carefully preserved. That’s why, unless it’s part of our job, we need permission from Public Affairs and Global Communications before making public statements or speaking to the media on behalf of CAE. And if we’re presenting views that don’t reflect CAE’s position, we need to explain that we’re expressing a personal opinion.

To learn more, see “Disclosure” and “Employee Communications and Social Media” in our Corporate Policies and Procedures.

Ensuring a safe workplace

We keep each other safe.

People need to be safe to contribute to their full potential. At CAE, ensuring the safety of everyone who steps onto any of our premises is a top priority.

We don’t work under the influence of alcohol or controlled drugs, or bring these substances into the workplace or onto customer sites. The same goes for firearms. And if we smoke cigarettes or vaporizers and municipal laws prohibit smoking at work and in public places, we smoke on our break outside the building.

Occupational health and safety

To sustain our success, excellence in health and safety is a must. Across CAE, we implement industry-leading health and safety practices and comply with all related regulations. We’re also committed to continuous improvement.

As CAE employees, we :

•       Understand and adhere to all health and safety policies, procedures and practices including the use of personal protective equipment as required

•       Take responsibility for our own safety and that of our coworkers

•       Actively participate in all health and safety training activities

•       Identify and communicate workplace hazards and takes steps to address them

To learn more, see “Global Health & Safety” in our Corporate Policies and Procedures.

Taking care of the environment

We uphold CAE’s commitment to actively protecting the environment.

We comply with all environmental regulations and actively seek to minimize waste, emissions and hazardous materials. We help identify and implement pollution prevention practices to safeguard the communities where we do business as well as our own health and safety.

To learn more, see “Environment” in our Corporate Policies and Procedures.

Helping keep the skies safe

We work together to ensure the safety of the globe’s pilots, crews, passengers and airspace.

At CAE, we strive to achieve the highest levels of safety for all our stakeholders. We do this by working together to ensure that we meet global regulations/standards and client safety requirements. We continuously assess the safety performance of our own activities. We also actively support our Just Culture initiative, which encourages the open, honest and early reporting of safety issues by all stakeholders.

Through our hazard identification, risk assessment, safety reporting and incident investigation processes, we help identify and resolve hazards, broadly share safety-related information in a timely manner, and continuously improve our policies, procedures and Safety Management System.

Working with governments

We deal honestly and transparently with governments around the world.

Government contracts

We and/or CAE could be civilly or criminally liable if we deliver an intentionally false, incomplete or misleading proposal, quote or document to a government customer. That’s why, as a supplier or subcontractor, it’s important to follow all government contract and procurement rules and requirements.

Who are government officials?

Government officials are:

•       Any officer or employee of a government or government department, agency or institution, including a government-owned or -controlled state enterprise

•       Any officer or employee of a public international organization

•       Any person acting in an official capacity or as an agent for or on behalf of any government or public international organization, including any person who holds a legislative, administrative or judicial position

•       Members of political parties, party officials and candidates for public office

Government inquiries

Sometimes a government official will make a request that goes beyond standard practices and procedures. When a government official requests an interview, seeks information or access to a file, or asks a non-routine question, we contact our supervisor who, in turn, consults with the Public Affairs and Global Communications or the Legal department.

Classified government information

If our security clearance gives us access to classified information, we make sure we comply with all applicable regulations and procedures when handling this information. We never access, accept or keep any classified information unless we have the appropriate clearance and need the information to do our job. Our Security Officer knows which documents are or should be restricted or classified.

Protecting our intellectual property

We treat intellectual property with the importance it deserves.

Protecting our intellectual property

Like many of our customers and suppliers, we invest heavily to develop intellectual property (IP), including, among other things, patents, designs, copyrights, trademarks, trade secrets and know-how, whether registered or not.

A company’s IP is an extremely valuable business asset and major competitive advantage. Negligent handling of this property can cause irreparable damage to a business’s competitiveness and stakeholder relationships and trust.

When hired at CAE, we sign agreements specifying that anything we create within the scope of our work or related to the company’s business belongs to CAE.

We diligently protect CAE’s IP by complying with the company’s IP Policy and guidelines, including those relating to branding and open source software, among others.

We disclose CAE’s IP only to our coworkers with a need to know for their job, or when we have the proper agreements in place. We protect third-parties’ IP by respecting the terms of all agreements we have with them. We also agree not to misappropriate any third-party trade secrets.

We report a breach of CAE’s IP-related policies and guidelines in the same way that we report any breach of this Code. We also promptly report a third-party’s unauthorized use of CAE’s IP to the Legal department.

To learn more, see our Intellectual Property Policy.

Respecting confidentiality and privacy

We respect and protect everyone’s right to privacy.

We don’t use, reproduce or transmit confidential information to anyone without an explicit right to do so. We maintain this confidentiality even when we no longer work for CAE.

Confidential information includes intellectual property and personal information, in any form, regarding CAE, its employees, customers, subcontractors, suppliers, business partners, competitors as well as potential acquisitions or divestments, in our possession or received from these parties.

We carefully control access to this information when we work at or out of the office. We don’t discuss it in public places or with anyone other than colleagues who need this information to do their jobs and in compliance with our agreements. We only transmit it via secured media and as authorized by agreements and CAE policies. We get permission from its owner before taking third-party confidential information off CAE premises and we follow CAE security requirements for disposing of it.

We also immediately return all information in compliance with agreements or when we stop working at CAE for any reason.

We also only use legal and ethical means to gather personal information on employees, customers, suppliers, partners and competitors. We treat this information as confidential information. This means only authorized employees, who need this information to do their job and as permitted by applicable law and agreements, are allowed to see it.

When we disclose this information to other employees or third parties without authorization, we risk disciplinary sanctions up to and including the loss of our job.

To learn more, see “Privacy” in our Corporate Policies and Procedures.

While our internal email and voicemail are secure, we know that some countries’ phone and email/data systems are routinely monitored for business-sensitive information.
If we improperly use or disclose an employee’s personal information, CAE could face fines and sanctions and we could face disciplinary measures including dismissal.

Using CAE property responsibly

CAE’s property matters.

Each of us is responsible for safeguarding the CAE assets under our control from harm, loss, misuse or theft. These assets include money, physical and intellectual property, technology and all business- and customer-related information and data. With our supervisor’s permission, we can take CAE assets off the premises to do our work; however, we follow all security policies and procedures to ensure these assets’ safety.

Computer systems

When using CAE computer systems, we:

•       Only use authorized computer programs and software

•       Adhere to all vendor and third-party licensing, confidentiality and registration requirements

•       Comply with computer backup and virus protection requirements

•       Safeguard all access identifiers

•       Report system or security protection deficiencies

•       Maintain the confidentiality of CAE system and security protection processes and procedures

We also keep all documents, information and contracts in the CAE network server to avoid losing documents and to facilitate access by authorized CAE colleagues.

Internet, intranet and email

When at work, we use the internet, intranet and email primarily for business-related purposes. We may occasionally use the internet for non-business research or browsing as long as it’s on our own time and doesn’t affect our productivity or CAE’s reputation. We never use our CAE email to create a personal social media account. We also comply with all CAE policies and applicable laws covering intellectual property, privacy, human rights, defamation, pornography and unfair competition.

We have no expectation of privacy when using CAE’s information technology. We acknowledge that CAE owns and has the right to monitor, review, intercept, access, modify, delete or disclose all electronic files and records on its systems and servers.

We also recognize that CAE computers and cell phones, as well as any authorized personal cell phone, IPAD or other device, may be audited by CAE or a third party to ensure the protection of confidential information or as part of a litigation process or court order.

To learn more, see “Information Technology” and “Employee Communications and Social Media” in our Corporate Policies and Procedures.

What are some examples of social media use that violate our policies?

Whether you’re using social media outside of, at or in connection with your work, never post photos, images, videos or audio clips of our facilities; never use our logos, trademarks or copyrighted materials without permission; and never leave the impression that the views you express are the views of our company.

Because it matters, we make sure our decisions and actions are beyond reproach.

Complying with import/export controls

It’s our responsibility to know the laws and customs of the regions in which we’re operating. This includes each country’s export and import laws and controls.

Given that international transactions can be complex, our Export Controls group is there to help us with these dealings. Certain transactions, including those involving defence equipment, services and technical data, may require approval from the Canadian and/or foreign government. Our Export experts can help us determine whether a specific transaction needs these approvals.

For all export control issues, we either check our Global Export Compliancy Policy or the applicable national policy, or speak with our Security Officer.

Keeping contracts and records in order

We ensure that any contract involving CAE is in writing and executed by all parties to it. Only our Legal department can authorize side or comfort letters that aren’t part of the contract.

Improper charges on government and customer contracts can result in civil and criminal liability for CAE and any employee involved. The same goes for our financial statements. It’s the responsibility of employees preparing these statements to ensure that all information is accurate and not misleading.

To learn more, see “Contracts and Commitments” in our Corporate Policies and Procedures.

Getting help interpreting the Code

Because it matters, we take the time to make sure we fully understand this Code.

When we aren’t sure about something in the Code, we reach out to people who can help us understand and interpret the Code. Here’s a summary of the main contacts who can assist us:

Conflicts of interest

• Supervisor • Compliance department • Human Resources representative • Legal department

What should I do if my manager asks me to perform a task that I believe might violate our Code or a law?

Never knowingly violate our Code, a policy or law because your manager tells you to do so or because you neglected to ask for guidance. If you’re not comfortable speaking to your manager about his/her request or you’re not satisfied with his/her answer, discuss the matter with any resource listed on this page.

Employee issues

• Human Resources representative

Insider trading

• General Counsel

Legal matters

• Legal department

There’s a conflict between what’s in
our Code and the laws in the country where I work. What should I do?

We generally apply the highest and most stringent standard. When in doubt, please consult a member of the Compliance team.

Media inquiries

• Public Affairs and Global Communications department

Suspected breach of the Code

• Supervisor • Compliance department • Human Resources department